April 2, 2019

Olegas Tunevicius
Chief Executive Officer
BIGEON CORP.
Manesova 345/13 Ceske Budejovice 6
Ceske Budejovice, Czech Republic

       Re: BIGEON CORP.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed March 20, 2018
           File No. 333-228803

Dear Mr. Tunevicius:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 6, 2019 letter.

Amendment No. 2 to Form S-1

Our Product, page 21

1. You indicate that "the development process of the app itself has not started yet."
       However, you provide numerous graphics suggesting that there is progress on the application and that there may be a working product. Please revise to provide additional context surrounding the graphics provided, including whether they are representative of the current state of development for the application. To the extent that they are not indicative of such progress, revise to more clearly characterize what they represent. In addition, disclose the material hurdles that remain, and an estimated timeline for completion of the application and subsequent listing on digital distribution platforms.
 Olegas Tunevicius
FirstNameCORP.
BIGEON LastNameOlegas Tunevicius
Comapany NameBIGEON CORP.
April 2, 2019
Page 2,
April 2 2019 Page 2
FirstName LastName
General

2. We note your response to prior comment 3. Since you are a shell company as defined by
         Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act, please revise your disclosure to discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.
         Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.
       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Barbara Jacobs, Assistant Director, at (202) 551-3735 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Information Technologies
                                                             and Services